        List of Subsidiaries of International Plastic Technologies, Inc.



Compact Disc Packaging Corp.
         Incorporated in Delaware on January 31, 1995

Duralogic Technologies, Inc.
         Incorporated in New York on November 7, 1997

Electronic Hardware Corp.
         Incorporated in New York on January 28, 1970